UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Jun/2024 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, LTM EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance (expense) income	6
Income tax expenses	7
Net Income attributable to shareholders of Petrobras	7

CAPITAL EXPENDITURES (CAPEX)	8

LIQUIDITY AND CAPITAL RESOURCES	9

CONSOLIDATED DEBT	10
RECONCILIATION OF EBITDA, ADJUSTED EBITDA, LTM EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/ LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF	11
LTM EBITDA, LTM Adjusted EBITDA	12
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics	13

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Low Carbon Energies	16

GLOSSARY	17

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.08 in Jan-Jun/2024 compared to R$/US$ 5.07 in Jan-Jun/2023).

Key Financial Information

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Sales revenues	47,235	49,750	(5.1)
Cost of Sales	(23,251)	(24,000)	(3.1)
Gross profit	23,984	25,750	(6.9)
Income (expenses)	(8,295)	(5,719)	45.0
Consolidated net income attributable to the shareholders of Petrobras	4,438	13,169	(66.3)
Net cash provided by operating activities	18,473	19,989	(7.6)
Adjusted EBITDA	21,754	25,392	(14.3)
Average Brent crude (US$/bbl) *	84.09	79.83	5.3
Average Domestic basic oil products price (US$/bbl)	93.70	102.62	(8.7)
* Source: Refinitiv.
US$ million	06.30.2024	12.31.2023	Change (%)
Gross Debt	59,630	62,600	(4.7)
Net Debt	46,160	44,698	3.3
Gross Debt/LTM Adjusted EBITDA ratio	1.22	1.19	2.5
Net Debt/LTM Adjusted EBITDA ratio	0.95	0.85	11.8

Sales Revenues

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Diesel	14,055	15,387	(8.7)
Gasoline	6,278	7,469	(15.9)
Liquefied petroleum gas (LPG)	1,551	1,880	(17.5)
Jet fuel	2,331	2,508	(7.1)
Naphtha	910	908	0.2
Fuel oil (including bunker fuel)	577	547	5.5
Other oil products	2,092	2,212	(5.4)
Subtotal Oil Products	27,794	30,911	(10.1)
Natural gas	2,458	2,955	(16.8)
Crude oil	2,278	2,715	(16.1)
Renewables and nitrogen products	74	46	60.9
Breakage	261	438	(40.4)
Electricity	232	263	(11.8)
Services, agency and others	449	525	(14.5)
Total domestic market	33,546	37,853	(11.4)
Exports	13,144	11,172	17.7
Crude oil	10,074	8,456	19.1
Fuel oil (including bunker fuel)	2,448	2,363	3.6
Other oil products and other products	622	353	76.2
Sales abroad *	545	725	(24.8)
Total foreign market	13,689	11,897	15.1
Sales revenues	47,235	49,750	(5.1)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 47,235 million for the period Jan-Jun/2024, a 5.1% decrease (US$ 2,515 million) when compared to US$ 49,750 million for the period Jan-Jun/2023, mainly due to:

(i)	a US$ 3,117 million decrease in domestic market oil products revenues, of which US$ 2,502 million relates to a decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, and US$ 615 million relates to a decrease in sales volumes;

(ii)	a US$ 437 million decrease in domestic market crude oil revenues, composed of a US$ 554 million decrease which relates to a decrease in sales volumes, partially offset by a US$ 117 million increase which relates to an increase in average crude oil prices in domestic market following the appreciation of average Brent crude prices; and

(iii)	partially offset by a US$ 1,618 million increase in exported crude oil revenues, of which US$ 1,170 million relates to an increase in sales volumes, and US$ 448 million relates to an increase in the average price of crude oil exports following the appreciation of average Brent crude prices.

Cost of Sales

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Raw material, products for resale, materials and third-party services *	(11,201)	(12,782)	(12.4)
Depreciation, depletion and amortization	(5,072)	(4,952)	2.4
Production taxes	(5,936)	(5,477)	8.4
Employee compensation	(1,042)	(789)	32.1
Total	(23,251)	(24,000)	(3.1)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 23,251 million for the period Jan-Jun/2024, a 3.1% decrease (US$ 749 million) when compared to US$ 24,000 million for the period Jan-Jun/2023, mainly due to lower costs with raw material and products for resale with emphasis on lower acquisition costs for imported crude oil and oil products.

Income (Expenses)

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Selling expenses	(2,601)	(2,421)	7.4
General and administrative expenses	(996)	(745)	33.7
Exploration costs	(309)	(348)	(11.2)
Research and development expenses	(376)	(326)	15.3
Other taxes	(1,088)	(529)	105.7
Impairment of assets	46	(404)	-
Other income and expenses, net	(2,971)	(946)	214.1
Total	(8,295)	(5,719)	45.0

Selling expenses were US$ 2,601 million for the period Jan-Jun/2024, a 7.4% increase (US$ 180 million) compared to US$ 2,421 million for the period Jan-Jun/2023, mainly due to higher volumes of crude oil and oil products exports and higher logistical expenses related to natural gas transportation.

General and administrative expenses were US$ 996 million for the period Jan-Jun/2024, a 33.7% increase (US$ 251 million) compared to US$ 745 million for the period Jan-Jun/2023, mainly due to effects of the 2023 labor agreement and the higher expenses with third-party services.

Other taxes were US$ 1,088 million for the period Jan-Jun/2024, a 105.7% increase (US$ 559 million) compared to US$ 529 million for the period Jan-Jun/2023, mainly due to enrollment to the tax settlement program, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts. Partially offset by a 9.2% extraordinary taxation over exports of crude oil in 2023, pursuant to Provisional Measure No. 1,163/2023. This extraordinary taxation was temporary and only applicable for the period March to June 2023.

5

Other income and expenses, net was a US$ 2,971 million expense in Jan-Jun/2024, a 214.1% increase (US$ 2,025 million) compared to a US$ 946 million expense for the period Jan-Jun/2023, mainly due to (i) effects of the intermediate remeasurement on the health care plan for retired employees due to the 2023 labor agreement (a US$ 1,000 million expense), and (ii) lower gains from asset divestments (a US$ 286 million income in Jan-Jun/2024 compared to a US$ 1,187 million income in Jan-Jun/2023).

Net finance (expense) income

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Finance income	1,029	981	4.9
Income from investments and marketable securities (Government Bonds)	812	757	7.3
Other finance income	217	224	(3.1)
Finance expenses	(4,004)	(1,712)	133.9
Interest on finance debt	(1,073)	(1,053)	1.9
Unwinding of discount on lease liability	(1,104)	(758)	45.6
Capitalized borrowing costs	759	589	28.9
Unwinding of discount on the provision for decommissioning costs	(530)	(431)	23.0
Other finance expenses *	(2,056)	(59)	3,384.7
Foreign exchange gains (losses) and indexation charges	(5,833)	88	-
Foreign exchange gains (losses)	(4,421)	2,320	-
Reclassification of hedge accounting to the Statement of Income	(1,297)	(2,232)	(41.9)
Indexation to the Selic interest rate of anticipated dividends and dividends Payable	(388)	(429)	(9.6)
Recoverable taxes inflation indexation income	(96)	95	-
Other foreign exchange gains and indexation charges, net *	369	334	10.5
Total	(8,808)	(643)	1,269.8

*It includes, in Jan-Jun/2024, finance expense of US$ 1,930 million and indexation charges of US$ 220 million related to the tax settlement program - federal taxes.

Net finance (expense) income was an expense of US$ 8,808 million for the period Jan-Jun/2024, an increase of US$ 8,165 million compared to an expense of US$ 643 million for the period Jan-Jun/2023, mainly due to:

·	a foreign exchange loss of US$ 4,421 million in Jan-Jun/2024, as compared to a US$ 2,320 million gain in Jan-Jun/2023 reflecting a 14.8% depreciation of the real/US$ exchange rate in Jan-Jun/2024 (06/30/2024: R$ 5.56/US$, 12/31/2023: R$ 4.84/US$) compared to a 7.6% appreciation in Jan-Jun/2023 (06/30/2023: R$ 4.82/US$, 12/31/2022: R$ 5.22/US$), which applied to a higher average net liability exposure to the US$ during Jan-Jun/2024 than in Jan-Jun/2023.
·	other finance expenses of US$ 2,056 million in Jan-Jun/2024, a 3,384.7% increase (US$ 1,997 million) compared to US$ 59 million for the period Jan-Jun/2023 mainly due to financial expenses related to the tax settlement program, which were accrued and include indexation charges.
·	partially offset by lower reclassification of hedge accounting to the Statement of Income of US$ 1,297 million in Jan-Jun/2024, a 41.9% decrease (US$ 935 million) compared to US$ 2,232 million for the period Jan-Jun/2023.

Income tax expenses

Income tax was an expense of US$ 2,120 million in Jan-Jun/2024, compared to an expense of US$ 6,172 million in Jan-Jun/2023. The decrease was mainly due to lower net income before income taxes (US$ 6,600 million of income in Jan-Jun/2024 compared to a US$ 19,401 million income in Jan-Jun/2023), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 2,243 million in Jan-Jun/2024 compared to a US$ 6,597 million in Jan-Jun/2023.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 4,438 million for the period Jan-Jun/2024, a US$ 8,731 million decrease compared to a net income attributable to shareholders of Petrobras of US$ 13,169 million for the period Jan-Jun/2023, as explained above, mainly due to lower gross profit (US$ 23,984 million in Jan-Jun/2024 compared to US$ 25,750 million in Jan-Jun/2023), higher expenses (US$ 8,295 million of expenses in Jan-Jun/2024 compared to US$ 5,719 million of expenses in Jan-Jun/2023), higher net finance expenses (US$ 8,808 million of expenses in Jan-Jun/2024 compared to US$ 643 million of expenses in Jan-Jun/2023) partially offset by lower income tax expenses (US$ 2,120 million of expenses in Jan-Jun/2024 compared to US$ 6,172 million of expenses in Jan-Jun/2023).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Exploration and Production *	5,239	4,780	9.6
Refining, Transportation and Marketing	809	707	14.4
Gas and Low Carbon Energies	201	76	164.5
Corporate and Other businesses	187	160	16.9
Total	6,436	5,723	12.5

* In Jan-Jun/2023, there is US$ 141 million of signature bonuses related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks.

In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2024, Capital Expenditures in the E&P segment totaled US$ 5,239 million, representing 81.4% of the CAPEX of the Company, a 9.6% increase when compared to US$ 4,780 million in Jan-Jun/2023, mainly due to the development of large projects, especially in Búzios and Mero Fields, in the Santos Basin, and in development of production projects in the Campos Basin, partially offset by the US$ 141 million of signature bonuses related to Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in Jan-Jun/2023. CAPEX in Jan-Jun/2024 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 2.7 billion); (ii) the development of production in Campos Basin pre- and post-salt layer projects (US$ 1.3 billion); and (iii) exploratory investments (US$ 0.4 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2024	Jan-Jun/2023
Adjusted Cash and Cash Equivalents at the beginning of the period	17,902	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(5,175)	(4,287)
Cash and cash equivalents at the beginning of the period	12,727	7,996
Net cash provided by operating activities	18,473	19,989
Acquisition of PP&E and intangibles assets	(5,772)	(5,335)
Acquisition of equity interests	(6)	(17)
Proceeds from disposal of assets – (Divestments)	766	3,461
Financial compensation from co-participation agreement	397	391
Dividends received	64	69
Divestment (Investment) in marketable securities	(805)	(468)
Net cash used in investing activities	(5,356)	(1,899)
(=) Net cash provided by operating and investing activities	13,117	18,090
Proceeds from finance debt	567	62
Repayments of finance debt	(3,313)	(2,486)
Net change in finance debt	(2,746)	(2,424)
Repayment of lease liability	(3,883)	(2,862)
Dividends paid to shareholders of Petrobras	(10,578)	(10,397)
Dividends paid to non-controlling interest	(77)	(48)
Share repurchase program	(380)	0
Changes in non-controlling interest	125	(50)
Net cash used in financing activities	(17,539)	(15,781)
Effect of exchange rate changes on cash and cash equivalents	(421)	46
Cash and cash equivalents at the end of the period	7,884	10,351
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	5,586	5,443
Adjusted Cash and Cash Equivalents at the end of the period	13,470	15,794

Reconciliation of Free Cash Flow
Net cash provided by operating activities	18,473	19,989
Acquisition of PP&E and intangible assets	(5,772)	(5,335)
Acquisition of equity interests	(6)	(17)
Free Cash Flow *	12,695	14,637

*Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of June 30, 2024, the balance of Cash and cash equivalents was US$ 7,884 million and Adjusted Cash and Cash Equivalents totaled US$ 13,470 million.

The six-month period ended June 30, 2024 had net cash provided by operating activities of US$ 18,473 million and positive Free Cash Flow of US$ 12,695 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 766 million, financial compensation from co-participation agreements of US$ 397 million, dividends received of US$ 64 million and proceeds from finance debt of US$ 567 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 3,313 million; (b) repayment of lease liability of US$ 3,883 million; (c) dividends paid to shareholders of Petrobras of US$ 10,578 million; (d) share repurchase program of US$ 380 million; and (e) acquisition of PP&E and intangibles assets of US$ 5,772 million.

In the six-month period ended June 30,2024, the Company made debt prepayments and payments of principal and interest in the amount of US$ 3,313 million, notably the pre-payment of US$ 250 million of loan in the international banking market.

8

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2024	12.31.2023	Change (%)
Capital Markets	16,554	17,514	(5.5)
Banking Market	7,327	8,565	(14.5)
Development banks	585	698	(16.2)
Export Credit Agencies	1,702	1,870	(9.0)
Others	153	154	(0.6)
Finance debt	26,321	28,801	(8.6)
Lease liability	33,309	33,799	(1.4)
Gross Debt	59,630	62,600	(4.7)
Adjusted Cash and Cash Equivalents	13,470	17,902	(24.8)
Net Debt	46,160	44,698	3.3
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	41%	36%	13.9
Average interest rate (% p.a.)	6.6	6.4	3.1
Weighted average maturity of outstanding debt (years)	11.76	11.38	3.3

As of June 30, 2024, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt decreased 4.7% (US$ 2,970 million) to US$ 59,630 million as of June 30, 2024 from US$ 62,600 million as of December 31, 2023, mainly due to lower finance debt (with a US$ 2,480 million decrease in the period) and decreased lease liabilities in the period (a US$ 490 million decrease). Gross Debt was maintained in the range between US$ 50,000 million and US$ 65,000 million target defined in the 2024-2028 Strategic Plan, mainly due to debt prepayments and scheduled repayments.

As of June 30, 2024, Net Debt increased by 3.3% (US$ 1,462 million), reaching US$ 46,160 million, compared to US$ 44,698 million as of December 31, 2023, mainly due to a 24.8% decrease (US$ 4,432 million) in adjusted cash and cash equivalents (US$ 13,470 million as of June 30,2024 compared to US$ 17,902 million as of December 31, 2023).

9

RECONCILIATION OF EBITDA, ADJUSTED EBITDA, LTM EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance (expense) income, income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Net income	4,480	13,229	(66.1)
Net finance (expense) income	8,808	643	1,269.8
Income taxes	2,120	6,172	(65.7)
Depreciation, depletion and amortization	6,500	6,173	5.3
EBITDA	21,908	26,217	(16.4)
Results in equity-accounted investments	281	(13)	-
Impairment of assets (reversals)	(46)	404	-
Results on disposal/write-offs of assets	(286)	(1,188)	(75.9)
Results from co-participation agreements in bid areas	(103)	(28)	267.9
Adjusted EBITDA	21,754	25,392	(14.3)
Allowance for credit loss on trade and other receivables	48	34	41.2
Trade and other receivables	1,459	1,175	24.2
Inventories	(355)	1,080	-
Trade payables	242	(291)	-
Taxes payable	(6,583)	(7,266)	(9.4)
Others	1,908	(135)	-
Net cash provided by operating activities – OCF	18,473	19,989	(7.6)

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	06.30.2024	12.31.2023	Jul-Sep/2023	Oct-Dec/2023	Jan-Mar/2024	Apr-Jun/2024
Net income (loss)	16,246	24,995	5,484	6,282	4,805	(325)
Net finance (expense) income	10,498	2,333	1,985	(295)	1,939	6,869
Income taxes	6,349	10,401	2,263	1,966	2,147	(27)
Depreciation, depletion and amortization	13,607	13,280	3,475	3,632	3,362	3,138
EBITDA	46,700	51,009	13,207	11,585	12,253	9,655
Results in equity-accounted investments	598	304	248	69	93	188
Impairment of assets (reversals)	2,230	2,680	78	2,198	(9)	(37)
Results on disposal/write-offs of assets	(394)	(1,295)	37	(145)	(162)	(124)
Results from co-participation agreements in bid areas	(359)	(284)	(19)	(237)	(48)	(55)
Adjusted EBITDA	48,775	52,414	13,551	13,470	12,127	9,627
Allowance (reversals) for credit loss on trade and other receivables	54	40	15	(9)	30	18
Trade and other receivables	372	88	(588)	(499)	604	855
Inventories	129	1,564	52	432	(627)	272
Trade payables	(421)	(954)	(726)	63	407	(165)
Taxes payable	(9,780)	(10,463)	(819)	(2,378)	(3,143)	(3,440)
Others	2,567	523	69	590	(12)	1,920
Net cash provided by operating activities - OCF	41,696	43,212	11,554	11,669	9,386	9,087

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net Debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because our Strategic Plan 2024-2028 defines US$ 65 billion as a maximum level for our Gross Debt.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	06.30.2024	12.31.2023
Cash and cash equivalents	7,884	12,727
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	5,586	5,175
Adjusted Cash and Cash equivalents	13,470	17,902
Finance debt	26,321	28,801
Lease liability	33,309	33,799
Current and non-current debt - Gross Debt	59,630	62,600
Net Debt	46,160	44,698
Net cash provided by operating activities - LTM OCF	41,696	43,212
Allowance for credit loss on trade and other receivables	(54)	(40)
Trade and other receivables	(372)	(88)
Inventories	(129)	(1,564)
Trade payables	421	954
Taxes payable	9,780	10,463
Others	(2,567)	(523)
LTM Adjusted EBITDA	48,775	52,414
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.24	1.15
Gross Debt/LTM Adjusted EBITDA ratio	1.22	1.19
Net Debt/LTM Adjusted EBITDA ratio	0.95	0.85

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Sales revenues	31,745	30,452	4.2
Gross profit	18,903	17,961	5.2
Income (Expenses)	(2,181)	(677)	222.2
Operating income	16,722	17,284	(3.3)
Net income attributable to the shareholders of Petrobras	11,083	11,443	(3.1)
Average Brent crude (US$/bbl)	84.09	79.83	5.3
Production taxes – Brazil	5,927	5,479	8.2
Royalties	3,709	3,163	17.3
Special Participation	2,200	2,292	(4.0)
Retention of areas	18	24	(25.0)

[1]

In the period Jan-Jun/2024, gross profit for the E&P segment was US$ 18,903 million, an increase of 5.2% in relation to the period Jan-Jun/2023, due to higher sales revenues, which reflect mainly increased production, in addition to higher Brent prices.

Operating income was US$ 16,722 million in the Jan-Jun/2024 period, a decrease of 3.3% compared to the Jan-Jun/2023 period, mainly due to higher tax expenses resulting from the enrollment in the tax settlement program.

In the period Jan-Jun/2024, the increase in production taxes was caused primarily by higher Brent prices, in relation to the Jan-Jun/2023 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Crude oil, NGL and natural gas – Brazil	2,703	2,621	3.1
Crude oil and NGL (mbbl/d)	2,196	2,121	3.5
Natural gas (mboed)	507	500	1.4
Crude oil, NGL and natural gas – Abroad	34	35	(2.9)
Total (mboed)	2,737	2,657	3.0

Production of crude oil, NGL and natural gas was 2,737 mboed in the period Jan-Jun/2024, representing an increase of 3.0% compared to Jan-Jun/2023, mainly due to the ramp up of platforms Almirante Barroso (Búzios field), P-71 (Itapu field), FPSO Anna Nery (Marlim field), FPSO Anita Garibaldi (Marlim, Voador and Espadim fields) and FPSO Sepetiba (Mero field), in addition to the start of production of new wells in the Campos and Santos Basins.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Sales revenues	44,251	45,899	(3.6)
Gross profit	3,711	4,703	(21.1)
Income (Expenses)	(1,537)	(2,329)	(34.0)
Operating income	2,174	2,374	(8.4)
Net income attributable to the shareholders of Petrobras	1,054	1,511	(30.2)
Average refining cost (US$ / barrel) – Brazil	2.63	2.18	20.6
Average domestic basic oil products price (US$/bbl)	93.70	102.62	(8.7)

In the period Jan-Jun/2024, Refining, Transportation and Marketing gross profit was US$ 992 million lower than in the period Jan-Jun/2023 mainly due to a decrease in international margins, especially diesel, and lower volume of sales in domestic market, mainly diesel and gasoline.

The operating income for the period Jan-Jun/2024 reflects lower gross profit partially offset by a decrease of expenses, mainly expenses with impairment related to the 2nd refining unit of RNEST and expenses with compensation for the termination of a vessel charter agreement, both occurred in Jan-Jun/2023.

The average refining cost in the period Jan-Jun/2024 was US$ 2.63/bbl, 20.6% higher than in the period Jan-Jun/2023, due to inflationary effects on personnel and service costs and to an increased scope of maintenance and revitalization activities in our refineries.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Total production volume	1,748	1,730	1.0
Domestic sales volume	1,674	1,709	(2.0)
Reference feedstock	1,813	1,846	(1.8)
Refining plants utilization factor (%)	91%	89%	2.2
Processed feedstock (excluding NGL)	1,622	1,602	1.2
Processed feedstock	1,670	1,650	1.2
Domestic crude oil as % of total	91%	90%	1.1

Domestic sales in the period Jan-Jun/2024 were 1,674 mbbl/d, a decrease of 2.0% compared to Jan-Jun/2023.

Gasoline sales volume decreased 8.3% in Jan-Jun/2024 compared to Jan-Jun/2023 mainly due to the higher competitiveness in price of hydrous ethanol compared to gasoline. Diesel sales volume decreased 1.9% between periods because of the higher imports from third parties and the increase in biodiesel content.

Total production of oil products for the period Jan-Jun/2024 was 1,748 mbbl/d, 1.0% higher than Jan-Jun/2023. In the first half of 2024 the utilization factor of our refineries was higher than in the same period of the previous year, compensating the effects of the divestment of the Guamaré Industrial Asset refinery, former RPCC.

Processed feedstock for the period Jan-Jun/2024 was 1,670 mbbl/d, 1.2% more than Jan-Jun/2023.

14

Gas and Low Carbon Energies

Financial information

US$ million	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Sales revenues	4,620	5,621	(17.8)
Gross profit	2,347	2,528	(7.2)
Income (expenses)	(1,756)	(1,544)	13.7
Operating income (loss)	591	984	(39.9)
Net income (loss) attributable to the shareholders of Petrobras	421	635	(33.7)
Average natural gas sales price – Brazil (US$/bbl)	65.88	72.13	(8.7)

In Jan-Jun/2024, the sales revenues reduction in relation to Jan-Jun/2023 was due to the lower volume of natural gas sold to the thermoelectric and non-thermoelectric markets, as well as reduction of thermoelectric generation and the lower average natural gas sales price.

In addition, the lower operating income in Jan-Jun/2024 compared to Jan-Jun/2023 is mainly due to the lower gross profit and the increase in sales expenses.

Operational information

	Jan-Jun/2024	Jan-Jun/2023	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	1,186	1,655	(28.3)
Sale of electricity - average MW	430	556	(22.7)
National gas delivered - million m³/day	30	33	(9.1)
Regasification of liquefied natural gas - million m³/day	3	1	200.0
Import of natural gas from Bolivia - million m³/day	14	17	(17.6)
Natural gas sales and for internal consumption - million m³/day	46	50	(8.0)

In Jan-Jun/2024, electricity sales by Petrobras decreased 22.7% compared to Jan-Jun/2023, due to the high level of hydroelectric plants’ reservoirs in Brazil and consequently lower demand in the thermoelectric market. In this scenario, power generation was used mainly to supply Petrobras' internal energy demand, as well as for one-off opportunities to export to Argentina.

There was also a reduction in the volume of thermal availability at auctions (ACR), due to the expiration of contracts.

The supply of national gas decreased in Jan-Jun/2024 due to planned maintenance on the Mexilhão Plataform and UTGCA gas processing unit, in addition to the effect of other operational events.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance (expense) income, income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM EBITDA –EBITDA for the last twelve months.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer